Victory Capital Management Inc.
Code of Ethics
Effective November 1, 2014

Victory Capital Management Code of Ethics	Last updated October 29, 2014

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

I. Introduction

Victory Capital Management Inc. (“Victory”), a Registered Investment Adviser, has designed its Code of Ethics (“Code”) to comply with Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 17j-1(b) under the Investment Company Act of 1940, as amended (“Investment Company Act”).

Victory employees and representatives of Victory have a responsibility to aspire to the highest ethical principles.  Moreover, each employee is required to comply with all applicable Federal and State securities regulations.  The Code describes additional obligations under applicable regulations and sets forth certain standards that have been adopted by Victory to ensure its employees fulfill such duties and obligations. The provisions of the Code are not all-inclusive. Rather, they are intended as a minimum baseline for employees in their conduct. In those situations where an employee may be uncertain as to the intent or purpose of the Code, he/she is advised to consult Victory’s Chief Compliance Officer (“CCO”), or a member of the Compliance team.

Victory Capital Advisers, Inc. (“VCA”), a Victory affiliate, is a registered broker-dealer and principal underwriter of the Victory Funds and has adopted this Code in compliance with Rule 17j-1(b) under the Investment Company Act.

Victory recognizes the importance to its employees of being able to manage and develop their own and their dependents’ financial resources through long-term investments and strategies. However, because of the potential conflicts of interest inherent in our business and our industry, Victory has implemented certain standards and limitations designed to minimize these conflicts and help ensure employees focus on meeting their duties as a fiduciary to our clients.

Victory’s reputation is of paramount importance; therefore, Victory will not tolerate blemishes as a result of careless personal trading or other conduct prohibited by the Code. Consequently, material violation(s) of the Code will be subject to harsh sanctions. Repetitive issues related to violations of the Code may result in limitations on personal securities trading or other disciplinary actions taken by Victory, up to and including termination of employment.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

II. Definitions

“Access Personnel” or “Access Person” - all employees of Victory or anyone deemed an Access Person by the Chief Compliance Officer (“CCO”), unless otherwise determined by the CCO to be exempt from this definition based on their ability to access proprietary information.

“Automatic or Periodic Investment Plan” – A program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan (“DRIP”).

“Beneficial Interest” - persons or entities that have the right to receive benefits, directly or indirectly, on assets held by another party.  This applies to:
●	The employee.
●	Any member of the employee’s immediate family sharing the same household.
●	Any partnership as to which the employee is a general partner.
●	Any account for which (a) the employee is the trustee and such employee or any member of his or her immediate family is a beneficiary, (b) the employee is a beneficiary and controls or shares control of the trust’s investments, or (c) the employee is a settler, has the power to revoke the trust without the consent of another person and shares investment control over the trust’s investments.

“Blackout Period”- a security that is traded in a client account is restricted from employee trading for seven (7) calendar days before and after the client trade is executed.

“Business Entertainment” - includes any social event, hospitality event, charitable event, sporting event, entertainment event, meal, leisure activity or event of like nature or purpose, and any transportation and/or lodging accompanying or related to such activity or event, including any entertainment activity offered in connection with an educational event or business conference (for example, passes to a golf course or ski tickets that are part of a package for a conference), irrespective of whether any business is conducted during, or is attendant to, such activity.

“De Minimis Trades” – A stock trade under $10,000 in a security that is a member of the S&P 500 Index.  De minimis trades must still be pre-cleared by Compliance but will be approved if held a minimum of 60 days (if selling) and count towards the Maximum Allowable Trades during the quarter (no blackout requirement).

“Exempt Securities”- a security or security type that is placed on Victory’s approved security list. These securities do not need to be pre-cleared.

“Immediate Family” –  for purposes of determining Beneficial Interest, includes all family members sharing the same household, including but not limited to, your spouse, domestic partner, parents, grandparents, children, grandchildren, siblings, step-siblings, step-children, step-parents, in-laws. Immediate Family includes adoptive relationships and any other relationships (whether or not recognized by law) which the CCO determines could lead to possible conflicts of interest, diversions of corporate opportunity or appearance of impropriety which the Code is intended to prevent.

“Initial Public Offering” (“IPO”) – means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before such registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

“Managed Accounts” – investment advisory or brokerage accounts over which the broker has full discretion and the Access Person cannot dictate specific investments.

“Material Non-Public Information” or “MNPI” - refers to information that is both material and non-public information  that might have an effect on the market for a security.  Employees who possess MNPI that could affect the value of an investment must not act or cause others to act on the information.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

“Material Violation” - Any violation of this Code or other misconduct deemed material by the CCO with the concurrence of the Compliance Committee and/or the Victory Board of Directors.

“Maximum Allowable Trades” – The maximum number of allowable trades in a quarter is twenty (20). Each trade that requires pre-clearance during the quarter counts towards the 20 trade limit. A trade in the same security in multiple accounts on the same day counts as one trade towards the maximum allowed trades in a quarter.

“MyComplianceOffice (MCO)” - Victory uses a web based compliance system to help employees manage their compliance requirements.  This system is used to track and approve employee personal transactions, store policies, and facilitate employee certifications and other compliance objectives.

“Personal Account” - investment account in which an employee retains investment discretion.  For the purposes of this definition, Personal Account does not include Proprietary Account.

“Personal Trading” – employee transactions in Personal Accounts that generally require pre-approval.

“Proprietary Account” – Fund or Product in which Victory and/or its employees collectively have a beneficial interest that makes up 25% or more of the Fund or Product.  See Appendix 1 for a list of Proprietary Accounts.

“Portfolio Management Team” - all members of a portfolio management team including all research analysts and market traders as defined by Compliance.

“Reportable Fund” – any registered Investment Company for which Victory is an investment adviser or a sub-adviser, or any registered investment company whose investment adviser or principal underwriter controls Victory, is controlled by Victory, or is under common control with Victory.  (See Appendix 1)

“Reportable Security” - any security other than the following excluded securities: (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; and (iv) investments in qualified tuition programs (“529 Plans”), none of which are reportable.

“Short-Term Holding Period” - All employees must hold all Reportable Securities for a period of not less than sixty (60) days from date of acquisition. Securities transactions by employees must be for investment purposes rather than for speculation. Consequently, employees may not profit from the purchase and sale, or sale and purchase, of the same securities if it violates the holding period restriction. Excess profits made or losses avoided resulting from a violation of the holding period restriction are subject to disgorgement.

“Short-Selling” - A short sale is the sale of a security that isn’t owned by the seller.  Employees may not take a short position in a security.  However, mutual funds that correspond to the inverse performance of a broad based index are not considered to be short sales.  For example, buying (long) the ProShares Short S&P500 (ETF) is permitted.  Employees may also trade in funds which track a volatility index.  Investments that correspond to the inverse performance of highly concentrated funds will be prohibited if they contradict that Portfolio Management Team’s client recommendations.  See “Contra-Trading Rule” under Personal Trading Requirements and Restrictions.

“Significant Transaction” – A purchase or sale of a Victory Fund by a member of the Fund’s Portfolio Management Team, that exceeds the lesser of $1 million or 1% of the Fund’s outstanding shares.  See Appendix 1 for a list of Affiliated Funds.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

III. Culture of Compliance

The primary objective of Victory’s business is to provide value through investment advisory, sub-advisory and other financial services, to a wide range of clients, including governments, corporations, financial institutions, high net worth individuals and pension funds.

Victory requires that all dealings on behalf of existing and prospective clients be handled with honesty, integrity and high ethical standards, and that such dealings adhere to the letter and the spirit of applicable laws, regulations and contractual guidelines. As a general matter, Victory is a fiduciary that owes its clients a duty of undivided loyalty, and each employee has a responsibility to act in a manner consistent with this duty. Further, all employees must actively work to avoid the possibility that the advice or services we provide to clients is, or gives the appearance of being, based on the self-interests of Victory or its employees and not in the clients’ best interests. Under SEC Rule 204A-1, the Code requires prompt reporting of any violations of the Code to the CCO.

When dealing with or on behalf of a client, every employee must act solely in the best interests of that client. In addition, various comprehensive statutory and regulatory structures such as the Investment Advisers Act of 1940, as amended (“Advisers Act”), the Investment Company Act and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), all impose specific responsibilities governing the behavior of personnel in carrying out their responsibilities to clients. Victory and its employees must comply fully with these rules and regulations. The Legal, Compliance and Risk Department personnel are available to assist employees in meeting these requirements.

Since no set of rules can anticipate every possible situation, it is essential that Victory employees and representatives obtain guidance from the CCO or Chief Legal Officer (“CLO”) when unsure how to follow these rules in letter and in spirit.  It is the responsibility of all employees and representatives to fully understand and comply with the Code and the policies of Victory or seek guidance from the CCO. Technical compliance with the Code and its procedures will not necessarily validate an employee’s actions as appropriate. Any activity that compromises Victory’s integrity, even if it does not expressly violate a rule, may result in scrutiny or further action from the CCO.  In some instances, the CCO holds discretionary authority to apply exceptions under the Code based on sufficient cause. In the CCO’s absence, the CLO may act in his or her place.

Our fiduciary responsibilities apply to a broad range of investment and related activities, including sales and marketing, portfolio management, securities trading, allocation of investment opportunities, client service, operations support, performance measurement and reporting, new product development as well as one’s personal investing activities. These obligations include the duty to avoid material conflicts of interest (and, if this is not possible, to provide full and fair disclosure to clients in communications), to keep accurate books and records, and to supervise personnel appropriately. These concepts are further described in the sections that follow.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

IV. Policy Statement on Insider Trading

A. Introduction

Victory seeks to foster a culture of compliance and a reputation for integrity and professionalism.  Our reputation is a vital business asset.  The confidence and trust placed in us by our clients is something we should value and endeavor to protect.  To further that goal, this Policy Statement implements procedures to deter the misuse of material, non-public information in securities transactions.

Trading securities while in possession of material, non-public information or improperly communicating that information to others may expose you to stringent penalties.  Criminal sanctions may include fines of up to $5,000,000 and / or twenty years imprisonment.  The civil penalty for a violator may be an amount up to three times the profit gained or loss avoided as a result of the insider trading violation, and a permanent bar from working in the securities industry.  Finally, you may be sued by investors seeking to recover damages for insider trading violations.

Regardless of whether a regulatory inquiry occurs, Victory views seriously any violation of this Policy Statement.  Such violations constitute grounds for disciplinary sanctions, up to and including dismissal.

B. Scope of the Policy Statement

This Policy Statement is drafted broadly; it will be applied and interpreted in a similar manner.  It applies to securities trading and information handling by Access Persons for any client or personal accounts in which they have Beneficial Interests.

You should direct any questions relating to this Policy Statement to the CCO, or his or her designee within the Legal, Compliance and Risk Department.  You also must notify Compliance immediately if you have any reason to believe that a violation of this Policy Statement has occurred or is about to occur.

C. Policy Statement

No person to whom this Policy Statement applies, may trade, either personally or on behalf of others, while in possession of material, non-public information; no personnel of Victory may communicate material, non-public information to others in violation of the law.

D. What is Material Information?

Information is “material” when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision.  Generally, this information, when disclosed, will have a substantial effect on the price of a company’s securities.  You should direct any questions about whether information is material to a member of the Legal, Compliance and Risk Department.

Material information often relates to a company’s financial results and operations including, for example, dividend changes, earning results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments. Questions concerning conflicts of interest, restricted securities or other matters of law should also be referred to the Legal, Compliance and Risk Department.

Material information also may relate to the market for a company’s securities.  Information about a significant order to purchase or sell securities may often be material.  Similarly, prepublication information regarding reports in the financial press also may be deemed material.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

E. What is Non-Public Information?

Information is “public” when it has been disseminated broadly to investors in the marketplace.  Tangible evidence of such dissemination is the best indication that the information is public. For example, information is public after it has become available to the general public through a public filing with the Securities Exchange Commission (“SEC”), the Dow Jones “Newswire”, the Wall Street Journal, etc. and after sufficient time has passed so that the information has been disseminated widely.

F. Identifying Inside Information

Before executing any trade for yourself or others, including client accounts, you must determine whether you have access to material, non-public information.  If you think that you might have access to material, non-public information, you should take the following steps:

1.	Report the information and proposed trade immediately to the CCO or a member of the Legal, Compliance and Risk Department.

2.	Do not purchase or sell the securities on behalf of yourself or others, including in client accounts, unless you have received written clearance to do so from the CCO or a member of the Legal, Compliance and Risk Department.

3.	Do not communicate the information inside or outside of Victory, other than to the Legal, Compliance and Risk Department, and your supervisor if necessary.

After Compliance reviews the issue, Victory will determine whether the information is material and non-public and, if so, what action Victory should take.  You should consult with the CCO or a member of Compliance before taking any action.  This degree of caution will protect you, your clients and Victory.

G. Contact with Public Companies

Victory’s contacts with public companies represent an important part of our research efforts.  Victory may make investment decisions on the basis of the firm’s conclusions formed through such contacts and analysis of publicly available information.  Difficult legal issues arise, however, when, in the course of these contacts, an employee becomes aware of material non-public information.  This could happen, for example, if a company’s Chief Financial Officer were to prematurely disclose quarterly results to an analyst, or an investor relations representative selectively discloses adverse news to a handful of investors.  In such situations, Victory must make a judgment as to whether such information may be deemed Material Non-Public Information (“MNPI”).  To protect yourself, your clients and Victory, you should contact a member of the Legal, Compliance and Risk Department immediately if you believe that you may have received any MNPI.

H. Tender Offers

Tender offers represent a particular concern in the law of insider trading for two reasons.  First, tender offer activity often produces extraordinary gyrations in the price of the target company’s securities.  Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases).  Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in possession of MNPI regarding the receipt of a tender offer, the tender offeror, the target company or anyone acting on behalf of either of these parties.  Employees should exercise particular caution any time they become aware of non-public information relating to a tender offer.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

I. Protecting Sensitive Information

Employees are responsible for safeguarding all confidential information relating to investment research, fund and client holdings, including analyst research reports, investment meeting discussions/notes, and current fund/client transaction information, regardless whether such information is deemed MNPI. Other types of information (for example, marketing plans, employment issues and shareholder identities) may also be confidential and should not be shared with individuals outside the company, unless approved by the CCO or a member of the Management Committee.

V. Conflicts of Interest

A “conflict of interest” exists when a person’s private interests may be contrary to the interests of Victory’s clients or to the interests of Victory shareholders. A conflict can arise when a Victory employee takes actions or has interests (business, financial or otherwise) that may make it difficult to perform his or her work objectively and effectively.

Conflicts of interest may arise, for example, when a Victory employee, or a member of his or her family, receives improper personal benefits (including personal loans, services, or payment for services) as a result of his or her position at Victory, or gains personal enrichment or benefits through access to confidential information. Conflicts may also arise when a Victory employee, or a member of his or her family, holds a significant financial interest in a company that does a significant amount of business with Victory or has outside business interests that may result in divided loyalties or compromised independent judgment. Moreover, conflicts may arise when making securities investments for Proprietary or Personal Accounts or when determining how to allocate trading opportunities.

Conflicts of interest can arise in many common situations, despite one’s best efforts to avoid them. This Code does not attempt to identify all possible conflicts of interest. Literal compliance with each of the specific procedures will not shield you from liability for Personal Trading or other conduct that violates your fiduciary duties to our clients. Victory employees are encouraged to seek clarification of, and discuss questions about, potential conflicts of interest. If you have questions about a particular situation or become aware of a conflict or potential conflict, you should bring it to the attention of your supervisor, the CCO or a representative of the Legal, Compliance and Risk Department.

The following areas represent many common types of conflicts of interests and the procedures to be followed; however, the list is not intended to be an all-inclusive list.  A summary has been provided for each case but you should refer to related Policies and Procedures for more details.  For questions around these potential conflicts, please contact a member of the Legal, Compliance and Risk Department.

A.	Gifts and Entertainment

a.	Gifts
The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with Victory could call into question the independence of its judgment as a fiduciary of its Clients. Accordingly, it is the policy of Victory to permit such conduct only in accordance with the limitations stated herein.

Victory’s policies on gifts and entertainment are derived from industry practices. Employees should be aware that there are various laws and regulations that prohibit firms and their employees from giving anything of value to employees of various financial institutions in connection with attempts to obtain any business transaction with the institution, which is viewed as a form of bribery. If there is any question about the appropriateness of any particular gift, an employee should consult a member of the Legal, Compliance and Risk Department. Under no circumstances may a gift to Victory or any employee be received as any form of compensation for services provided by Victory or an employee.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

Gifts of nominal value may be accepted from present or prospective customers, suppliers or vendors with whom a Victory employee maintains an actual or potential business relationship.  Victory employees are required to disclose all gifts in excess of $50 via MCO.  In general, the gift may not exceed, in the aggregate, $100 in value, from any one individual/entity in any calendar year unless approval is obtained from the employee’s direct supervisor and the Legal, Compliance and Risk Department.

Gifts of nominal value (up to $100 per person per year) may be provided to present or prospective customers, suppliers or vendors with whom a Victory employee maintains an actual or potential business relationship, if it is reasonable and customary for the occasion.  No lavish gifts may be provided.

Additional policies concerning gifts may be applicable depending on the type of customer, in particular ERISA, Foreign, Union and Government Official considerations.

Please refer to Victory’s Gifts and Entertainment Policy for more information.

b.	Entertainment
Receiving Business Entertainment that facilitates the discussion of business and fosters good business relationships is allowed as long as the entertainment event, in excess of $50 per occurrence, is disclosed via MCO. Disclosure will be required promptly after each occurrence and will be based on a per employee dollar amount. If the customer, supplier, or vendor (e.g., broker-dealer) is not present, the entertainment is considered a gift.

Additional policies concerning entertainment may be applicable depending on the type of client, in particular ERISA, Union or Government Officials.

Please refer to Victory’s Gifts and Entertainment Policy for more information.

B.	Political Contributions

SEC regulations limit political contributions to certain Covered Government Officials by employees of investment advisory firms and certain affiliated companies. “Covered Government Official,” for purposes of the Political Contributions Policy, is defined as: 1) a state or local official, 2) a candidate for state or local office, or 3) a federal candidate currently holding state or local office.

The SEC’s “Pay-to-Play” Rule 206(4)-5 prohibits advisers from receiving any compensation for providing investment advice to a government entity within two years after a contribution has been made by the adviser or one of its covered associates.  The Rule’s two-year time out is triggered by a political contribution to an “official” of a government entity. The date of the contribution starts the time out. A governmental “official” includes an incumbent, candidate, or successful candidate for elective office of a state or local government entity, if the office is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser, or has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser, by a state or a political subdivision of a state.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

The Rule permits individuals to make aggregate contributions, without triggering the two-year time out, of up to $350, per election, to an elected official or candidate for whom the individual is entitled to vote, and up to $150, per election, to an elected official or candidate for whom the individual is not entitled to vote.  Many U.S. cities, states and other government entities have also adopted regulations restricting political contributions by associates of investment management firms seeking to provide services to a governmental entity.  While contributions to candidates in federal elections would generally not raise any issues, contributions to state and local officials may not be approved depending on the circumstances.  Victory employees may participate in the political process and may make personal political contributions, as long as the contributions are pre-approved by the Legal, Compliance and Risk Department via MCO.

Political contributions which require pre-approval include, but are not limited to, the following:
●	Covered Government Officials
●	Federal candidate campaigns and affiliated committees
●	Political Action Committees (PACs) and Super PACs
●	Non-profit organizations that may engage in political activities, such as 501(c)(4) and 501(c)(6) organizations

Note: Contributions to U.S. national political parties do not require pre-clearance.

Contributions include:
●	Monetary contributions, gifts or loans
●	“In kind” contributions (for example, donations of goods or services or underwriting or hosting fundraisers
●	Contributions to help pay a debt incurred in connection with an election (including transition or inaugural expenses, purchasing tickets to inaugural events)
●	Contributions to joint fund-raising committees
●	Contributions made by a Political Action Committee (PAC) controlled by an Access Person

Please refer to Victory’s Political Contributions Policy for more information.

C.	Other Outside Activity

a.	Holding Political Office/Appointments
A Victory employee must avoid a political appointment which may conflict with the performance of the employee’s duties for Victory. Prior written approval must be obtained from the CCO before holding political office and the activity must be reported annually to the Legal, Compliance and Risk Department. Also, an employee must remove himself/herself from discussions and decisions regarding Victory, its products and services, when Victory may be a competitor for business related to their appointment.

b.	Service as a Director
No employee of Victory may serve on the board of directors of any publicly traded company or investment company (ex. mutual fund board) absent prior approval of the CCO and the Chief Executive Officer (CEO) based upon a determination that such board service would be consistent with the interests of any investment company advised by Victory and its shareholders.  An employee’s or immediate family member’s service on a for-profit private company’s board of directors must also be pre-approved by the employee’s direct manager and the CCO or CLO, and reported on the employee’s annual Code certification.

c.	Outside Employment
Employees may pursue other interests on their own time as long as the activity doesn’t reflect negatively on Victory and does not interfere or conflict in any way. It is however expected that full time employees with the company consider their position to be their primary employment. All outside business activities must be reported to and approved by the CCO.

d.	Bequests
A bequest is the act of leaving or giving something of value in a will. The acceptance of a bequest from a client, vendor or business partner may raise questions about the propriety of that relationship. You must report any potential or actual bequest in excess of $100 made to you by a client, vendor, or business partner under a will or trust agreement to the Legal, Compliance and Risk Department. Such bequests shall be subject to the approval of the employee’s manager and CCO.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

D.	Other Prohibitions on Conduct

In addition to the specific prohibitions detailed elsewhere in the Code, Victory employees are subject to a general requirement not to engage or participate in any act or practice that would defraud Victory clients. This general prohibition includes, among other things:

●	Making any untrue statement of a material fact or employing any device, scheme or artifice to defraud a client.
●	Omitting to state (or failing to provide any information necessary to properly clarify any statements made, in light of the circumstances) a material fact, thereby creating a materially misleading impression.
●	Misuse of client confidential information.
●	Making investment decisions, changes in research ratings and trading decisions other than exclusively for the benefit of, and in the best interest of, our clients.
●	Using information about investment or trading decisions or changes in research ratings (whether considered, proposed or made) to benefit or avoid economic injury to you or anyone other than our clients.
●	Taking, delaying or omitting to take any action with respect to any research recommendation, report or rating or any investment or trading decision for a client in order to avoid economic injury to you or anyone other than our clients.
●	Purchasing or selling a security on the basis of knowledge of a possible trade by or for a client with the intent of personally profiting from personal holdings in the same or related securities (“front-running” or “scalping”).
●	Revealing to any other person (except in the normal course of your duties on behalf of a client) any information regarding securities transactions by any client or the consideration by any client of any such securities transactions.
●	Engaging in any act, practice or course of business that operates or would operate as a fraud or deceit on a client or engaging in any manipulative practice with respect to any client.

VI. Standards of Business Conduct

●	Every employee has a duty to place the interests of any Victory client account first and not take advantage of his or her positions at the expense of Victory or its clients.
●	Victory employees must not mislead or defraud any Victory clients by any statement, act or manipulative practice.
●	All personal securities transactions must be conducted in a manner to avoid any actual, potential or appearance of a conflict of interest, or any abuse of employee’s position of trust and responsibility with Victory.
●	Victory employees may not induce or cause a client to take action, or not to take action, for personal benefit.
●	Victory employees may not share portfolio holdings information except as permitted under Victory’s Disclosures of Portfolio Securities Policy.
●	Every Access Person must notify the CCO or CLO, as soon as reasonably practical, if he or she is arrested, arraigned, indicted or pleads no contest or guilty to any criminal offense (other than minor traffic violations) or if named as a defendant in any investment-related civil proceeding or any administrative or disciplinary action.

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Victory Capital Management Code of Ethics	Last updated October 29, 2014

VII. Personal Trading, Code of Ethics Reporting and Certifications

A.  Employee Investment Accounts

All transactions in securities that must be pre-cleared are pre-cleared with the understanding that Personal Trading is a privilege, granted by Victory, that may be withdrawn at any time. The CCO has complete discretion over the allowance of any and all Personal Trading activity with no obligation to explain the denial or restriction of Personal Trading.  Employees that violate Personal Trading restrictions may be required to disgorge any gains generated or losses avoided by Personal Trading.  Access Personnel must maintain adequate records of all Personal Trading transactions and be prepared to disclose those transactions to the Legal, Compliance and Risk Department.

MCO supports electronic feeds from select Approved Brokers (see Appendix 2 - Approved Broker List).  Managed and Personal Accounts held outside of the Approved Broker list need to be transferred within ninety (90) days of first employment.  Under special circumstances, Compliance will approve certain “grandfathered” accounts outside of the Approved Broker List but the employee will incur a $90/year paper processing fee for each such account.  This pass-through expense is charged by MCO for processing paper statements and is subject to change.  The Legal, Compliance and Risk Department must receive duplicate confirmations or electronic feeds for each transaction directly from the broker, including those accounts not on the Approved Broker list.

In general, there are two types of investment accounts that feed into MCO:

a.	Managed Accounts
Access Personnel may open and maintain brokerage accounts on the Approved Broker List (see Appendix 2) where the broker has full discretion (“Managed Account”).  There are no black out, Short-Term Holding Periods or other security type limitations for investments held in Managed Accounts.  The following requirements must be met to have a Managed Account:
●	Managed Accounts must be submitted through MCO and approved by the Legal, Compliance and Risk Department prior to trading.
●	Brokers carrying the account must provide duplicate confirmations or an electronic data feed of each transaction in the account to Compliance.
●	Access Persons must not exercise any control or influence over the transactions.

Failure to adhere to these requirements could lead to disciplinary actions and penalties up to and including termination.

b.	Personal Investment Accounts
Access Personnel may open and maintain personal investment accounts with brokers on the Approved Broker List (see Appendix 2) in which they retain investment discretion (“Personal Account”).

Access Personnel acknowledge and agree that Victory may request and obtain information regarding Personal Trading activity and accounts from broker dealers.  Victory may use personal information, including name, address and social security numbers, to identify and verify employee accounts.  Duplicate confirmations and electronic data feeds from these broker dealers that include such information may be provided directly to a compliance vendor selected by Victory to monitor compliance with this Code.

B.  Employee Investment Account Reporting

a.	Investment Account Disclosure
Access Personnel may open and maintain investment accounts subject to the disclosure and pre-clearance requirements outlined in Appendix 3 – Investment Account Disclosure.

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B.	Initial Holdings Report/Annual Holdings Report
An Initial Holdings Report must be submitted within ten (10) calendar days of becoming an Access Person. No Personal Trading will be authorized before the Legal, Compliance and Risk Department has received a completed Initial Holdings Report along with a new hire packet unless CCO approval has been expressly granted. In addition, an Annual Holdings Report must be submitted on an annual basis.  The Legal, Compliance and Risk Department will review and record the date of all reports received.

These reports must include the following information:
●	The date when the individual became an Access Person (Initial Holdings Report only).
●	The name of each Personal Account in which any securities are held (or, if no current securities, could be held) in the Beneficial Interest of the Access Person. The broker-dealer or financial institution holding these accounts must be indicated.
●	Each Reportable Security or Reportable Fund in which the Access Person has a beneficial interest must be reported if held in any account, including title, number of shares, and principal amount. Holdings information must be current as of forty five (45) calendar days before the report is submitted.

C.	Quarterly Securities Transaction Report (STR)
At the end of each quarter, all employees are required to verify their investment account transactions through MCO.

●	Every Access Person must submit a Securities Transaction Report (STR) no later than thirty (30) days following the end of each calendar quarter (whether or not trades were made).
●	The STR must describe each non-exempt transaction effected during the preceding quarter in any Reportable Security or Reportable Fund. Each transaction must include the following information: date, number of shares, principal amount of securities involved, nature of the transaction, price effected by, and the name of the broker dealer or financial institution which affected the transaction.
●	The STR must describe any account established in the preceding quarter, and include the following information: account name, account number, name and address of the broker dealer or financial institution at which the account is established, and the date of establishment.
●	Certain transactions are exempt from the quarterly reporting requirement. Please refer to Appendix 4 - Reportable Securities under “Pre-clearance Not Required for Personal Trading”.

C.  Personal Trading Requirements and Restrictions

a.	Permissible Transactions
Access Persons wishing to trade securities in Personal Accounts are limited to the types of securities that are allowed under this Code.  In addition, employees not make no more than 20 Personal Trades per quarter – see “Maximum Allowable Trades”.  Please refer to Appendix 4 - Reportable Securities, which lists securities that require PTR pre-clearance and those that are prohibited for purposes of Personal Trading.

b.	PTR Pre-Clearance Requirements for Personal Trading
Most Personal Trading transactions require pre-approval by Compliance through MCO.  Employees should complete a Personal Trading Request (“PTR”) through MCO for review by the Legal, Risk and Compliance Department.  PTRs are only valid for the date in which Compliance approves the trade. They must be submitted before 3:30 PM ET and can be denied for any reason the CCO deems appropriate and without explanation to the employee.  Certain transactions that require additional research may take longer to obtain pre-approval.

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c.	Short-Selling Securities is Prohibited
Employees may not short sell a security.  See the definition of Short-Selling in Definitions for more details.

d.	Blackout Period
No Access Person shall purchase or sell, directly or indirectly, any security in which they have a Beneficial Interest within seven (7) calendar days before or seven (7) calendar days after a Victory client has a “buy” or “sell” order in that same security.  See Definitions for certain exceptions that apply to “Exempt Securities” or “De Minimis” transactions.  In certain circumstances, employee trades that were originally approved by the Legal, Risk and Compliance Department may need to be broken due to subsequent client trading activity during the blackout period.

Program trades (e.g. client cash flows) placed by a Portfolio Management team in the seven calendar days after an Access Person makes a Personal Trade will not cause the Access Person’s trade to be in violation of the blackout period.  If a “Limit Order” is placed by a Portfolio Management Team before the seven day blackout period but that trade is executed within the blackout period, the employee trade will be considered passive and allowed unless there is a consistent pattern of activity, at which time the transactions may be subject to review. The Legal, Risk and Compliance Department may at any time, and for any reason, deny a trade, and is not obligated to explain the reason to the employee.

e.	Mandatory Short-Term Holding Period
All Reportable Securities purchased by an Access Person in a Personal Account must be held for at least sixty (60) calendar days.  Each purchase of the same security has its own 60 day holding period.

f.	Maximum Allowable Trades
The maximum number of personal trades an Access Person can make in a Personal Account during each calendar quarter is 20. Every employee trade that requires pre-clearance counts towards the 20 trade limit. A trade in the same security in multiple accounts on the same day counts as one trade.

g.	De Minimis Trades
A de minimis trade is a trade under $10,000 in a security that is included on that date in the S&P 500 Index.  De minimis trades must still be pre-cleared by the Legal, Risk and Compliance Department but will be approved if held a minimum of 60 days (if selling).  De minimus trades count towards the Maximum Allowable Trades for the quarter, but are not subject to the Blackout Period.

h.	Contra-Trading Rule
No Portfolio Management Team member may sell a security or a related derivative security (e.g. option) in a Personal Account if that security is held in any client account which he or she manages for Victory unless he or she receives prior written approval from either the CCO or his or her designee.  It is the responsibility of the employee to notify the CCO that they intend to personally trade contrary to a client account.

i.	IPO Rule
No Access Person may directly or indirectly acquire a Beneficial Interest in any securities offered in an Initial Public Offering (“IPO”) in a Personal Account, except with the prior approval of the CCO or his or her designee. No FINRA registered person may participate in an IPO pursuant to FINRA rule 5130.

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j.	Limited Offerings (Private Placements)
No Access Person may acquire a Beneficial Interest in a private placement without the prior approval of the CCO or his or her designee.  Private placements, such as purchases of hedge funds or other private investment funds, are reportable through the pre-clearance process.  Subsequent capital contributions and full/partial redemptions must be pre-cleared through MCO.  This requirement applies to investment in any Victory private placements (LLCs) but does not include transactions of Victory Capital Holdings (“VCH”) securities.

k.	Significant Victory Fund Transactions
Pre-clearance is required for any Significant Transaction in a Victory Affiliated Fund (see Appendix 1).

l.	Market Timing Mutual Fund Transactions
Access Personnel shall not participate in any activity that may be construed as market timing of mutual funds. Specifically, no employee shall engage in excessive trading or market timing activities with respect to any Affiliated Funds (see Appendix 1).  Victory Funds policy is that no shareholders may complete more than three (3) trades in any 90-day period. For a first violation, a warning is issued; for the second violation, the person is permanently restricted from additional purchases.  The foregoing restrictions shall not apply to an employee investing in mutual funds through automatic reinvestment programs, and any other non-volitional investment program.

D.  Representation and Warranties

Each time an Access Person submits a PTR, that Access Person shall be deemed to be making the following representations and warranties:

1.	He/she does not possess any material non-public information regarding the issuer of the security;

2.	To his/her knowledge, there are no pending trades in the security for a client;

3.	To his/her knowledge, the security is not being considered for purchase or sale for any client;

4.	If he/she is a member of a Portfolio Management Team or a person that advises a Portfolio Management Team, none of the accounts managed by his/her investment team has purchased or sold this security within the past seven (7) calendar days, and none expect to in the next seven (7) calendar days; and

5.	He/she has read the most recent version of the Code of Ethics and believes that the proposed trade fully complies with the requirements of the Code.

E.  Review of Employee Communications

All employee written correspondence related to Victory’s business, and in particular client correspondence, is subject to review by the Legal, Compliance and Risk Department. Victory is required to maintain original records of employee correspondence (ex. email archive) communicated on approved devices. In addition, Victory is required to monitor employee communications and compliance with Victory’s conflicts of interest and insider trading policies and procedures. Consequently, it is Victory’s policy to review and/or archive employee communications, including emails and other forms of electronic communication for compliance purposes.

Employees are not permitted to use electronic communications, other than those approved by Victory to communicate with clients or other third parties. Employees may only use Victory’s e-mail system, instant messaging system (Lync), Bloomberg and other explicitly approved methods for business-related communications.  Employees are permitted to communicate on Victory’s e-mail system connected through personal mobile devices such as smartphones.  Employees are prohibited from sending communications regarding Victory business via any personal, non-Victory email account, instant messaging, text or other method that is not captured in our archiving system.

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Victory has adopted an electronic communication archiving system. All electronic communications are subject to review and storage by the Legal, Compliance and Risk Department, regardless of its nature as personal or work related. Employees are advised that they should have no expectation of privacy regarding personal communications that are sent or received on company provided or connected electronic devises or communication platforms such as instant messages or emails.

F.  Certification of Compliance

Each Access Person is required to certify annually that he or she is subject to this Code and has:

1.	Read and understands this Code;

2.	Complied with the requirements of this Code;

3.	Disclosed or reported all personal securities transactions as required within this Code; and

4.	Read and understands Victory’s policies.

G.  Review Procedures

The Legal, Risk and Compliance Department will maintain review procedures consistent with this Code.

H.  Recordkeeping

All Code of Ethics records will be maintained pursuant to the provisions of Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act.

Please refer to Victory’s Books and Records Policy for more information.

I.  Sanctions

Each employee is responsible for conducting his or her activities, including Personal Trading, in accordance with the parameters set forth within this Code.  If an employee violates these parameters, certain sanctions will be enforced.  The chart in Section X – “Violation Guidelines” demonstrates the types of violations and the possible resulting sanctions.  This chart is not intended to be all-inclusive.  The CCO and Victory’s Compliance Committee may make exceptions to these provisions at their discretion.

Sanctions imposed will correlate to the severity of the violation and may take into consideration such factors as the frequency and severity of any prior violations, among other things.  The CCO may recommend escalation to the Victory Board of Directors and Compliance Committee.  When necessary, the Victory Board of Directors will obtain input from the Compliance Committee and the CCO when determining the materiality of a violation.

The CCO holds discretionary authority and, in addition to other sanctions, may revoke Personal Trading privileges for any length of time.  Additionally, the CCO or Compliance Committee may impose a monetary penalty for any violation(s).  The CCO will report all violations and sanctions to the Compliance Committee.  The CCO reserves the right to lift Personal Trading sanctions in response to market conditions.

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J.  Whistleblower Provisions

If an Access Person believes that there has been a violation of any of the rules of this Code, the employee must promptly notify the CCO or CLO.  As an alternative, employees may also report anonymously to the Victory Ethics telephone hotline at 800-584-9055.  Access Personnel are protected from retaliation for reporting violations to this Code.  Retaliation or the threat of retaliation against an Access Person for reporting a violation constitutes a further violation of this Code and may lead to immediate suspension and further sanctions.

VIII. Confidentiality

All information obtained from any employee shall be kept in strict confidence, except when requested by the SEC or any other regulatory or self-regulatory organization, and may otherwise be disclosed to the extent required by law or regulation. Additionally, certain information may be provided to a broker-dealer or vendor, such as employee name, social security number and home address, in order to ascertain Personal Trading activity that is required to be disclosed by an Access Person.

IX. Reporting to The Victory Funds Board

At least annually, Victory will provide the Victory Funds Board of Directors with the following information:

●	Material violations under this Code and any sanctions imposed as a response to the material violation(s).
●	Certification that Victory has adopted procedures necessary to prevent Access Persons from violating this Code.

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X. Violation Guidelines

Code Violation Description	Action(s)
1. Minor Violation(s)
●    Employee provides incorrect or incomplete account or trade information.
●    Employee engages in a pattern of unusual and/or excessive trading.
●    Employee traded without pre-clearance approval when normally Compliance would have approved the trade if approval had been sought.
●    Employee did not submit a complete or timely initial or annual holdings report or a securities transactions report.
●    Employee did not provide Compliance a duplicate confirmation after Compliance notified the employee of the missing duplicate confirmation.

●    Legal, Compliance and Risk Department may question employee and document response.
●    Legal, Compliance and Risk Department will send a warning letter citing the offense.
●    CCO and The Compliance Committee are notified of those cited with warnings.
●    1st Violation employee receives a warning letter.

2. Technical Violation(s)
●    Employee traded without pre-clearance approval or supplied incorrect information when normally Compliance would not have approved the trade if approval had been sought.
●    Employee fails to report the existence of an account.
●    Repeat pattern of any violation(s).

●    Legal, Compliance and Risk Department may question employee and document response.
●    Legal, Compliance and Risk Department will send a letter citing the offense.
●    The Compliance Committee is notified of those cited with warnings.
●    Human Resources may document violation in employee files.
●    Employee may be required to break the trade and disgorge profits. Employee may be barred temporarily from personal trading privileges.
●    2nd Violation employee receives a warning letter, and $100 fine.

3. Repeat Technical Violation(s) ● Any technical violation of the Victory Code of Ethics repeated by the employee at least two (2) times during the last twelve (12) months.
●    CCO meets with Manager and Employee to discuss violation-written attestation.
●    Human Resources may document violation in employee files.
●    Employee may be required to break the trade and disgorge profits.
●    3rd Violation employee receives a warning letter, and $300 fine and lost privileges.  Any profits in violation of trade policy are to be paid to Adviser, who will then donate to charity.

4. Material Violation/ Fraudulent Violation(s) ● Any violation deemed material by the CCO with the concurrence of the Compliance Committee and/or the Victory Board of Directors.
●    Compliance Committee will review violations and recommend disciplinary sanctions and penalties up to and including termination of employment.
●    Material violations trigger reporting to the Board of Directors and clients where applicable.
●    Possible criminal sanctions imposed by regulators.
●    $10,000 fine can be imposed by the Victory Board of Directors (Charitable donation- no tax benefit may be realized).
●    Disgorgement of profits.

Reconsideration
If an Access Person wishes to dispute a violation notice, he or she may submit a written explanation of the circumstances of the violation to the CCO.  The CCO and the CLO will review all explanations.

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Appendix 1 - Affiliated Funds

The following is a list of Victory Affiliated Funds, as of November 1, 2014, that are subject to Personal Trading restrictions.  This list is subject to change.  For a current list of Affiliated Funds, please see vcm.com.

1.   Investment Companies Advised by Victory (“Victory Funds”):

The Victory Institutional Funds:

●    Institutional Diversified Stock Fund

The Victory Portfolios:
●    Balanced Fund
●    Diversified Stock Fund
●    Dividend Growth Fund
●    Emerging Markets Small Cap
●    Established Value Fund
●    Global Equity Fund
●    Fund for Income
●    Integrity Micro-Cap Equity Fund
●    Integrity Mid-Cap Value Fund
●    Integrity Small/Mid-Cap Value Fund
●    Integrity Small-Cap Value Fund
●    International Fund
●    International Select Fund
●    Investment Grade Convertible Fund
●    Large Cap Growth Fund
●    Munder Emerging Markets Small-Cap Fund
●    Munder Growth Opportunities Fund
●    Munder Index 500 Fund
●    Munder International Fund-Core Equity
●    Munder International Small-Cap Fund
●    Munder Mid-Cap Core Growth Fund
●    Munder Total Return Bond Fund
●    National Municipal Bond Fund
●    Ohio Municipal Bond Fund
●    Select Fund
●    Small Company Opportunity Fund
●    Special Value Fund

The Victory Variable Insurance Funds:
●    Diversified Stock Fund

2.    Investment Companies Sub-advised by Victory:

●     (Columbia/Riversource) Variable Portfolio Victory Established Value Fund
●     SEI Institutional Investments Trust – Small/Mid Cap
 Equity Fund
●     SEI Institutional Managed Trust – Small Cap Fund
●     SEI Global Master Fund plc (Irish UCITS Fund) –
 The SEI U.S. Small Companies Fund
●     USAA Emerging Markets Fund
●     Vantagepoint Growth Fund
●     Wilshire Large Company Growth Portfolio

3.    Proprietary Accounts of Victory:

●     Victory Select Fund
●     Munder Emerging Markets Small Cap Fund

4.    Private Placements Advised by Victory:

●     None

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Appendix 2 - Approved Broker List

Employee’s 401(k) Accounts
Ameriprise Financial Services
Charles Schwab
E*Trade
Edward Jones
Fidelity Investments
Goldman Sachs
JP Morgan Chase Investments
Merrill Lynch
Morgan Stanley
Scott Trade
TD Ameritrade / TD Waterhouse
UBS
Vanguard
Wells Fargo

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Appendix 3 - Investment Account Disclosure

The account disclosure requirements listed below are required under Victory’s Code of Ethics. Accounts need to be disclosed when opened and then verified as part of your annual Code of Ethics certification.  Failure to comply may result in sanctions imposed by the Victory Compliance Committee and/or Board of Directors.

The following types accounts in which an employee or immediate family member has a Beneficial Interest must be pre-cleared by the Legal, Compliance and Risk Department initially and reported on the annual holdings report:
●	All Brokerage Accounts regardless of the type of holdings
●	All Managed Accounts (non-discretionary/broker has full discretion)
●	Direct Victory Fund Accounts (or any other Reportable Fund)
●	Employee & Immediate Family’s 401(k) if able to buy or sell Reportable Securities requiring pre-clearance
●	Security Lending Accounts
●	Margin Accounts
●	Any other account that could hold a Reportable Security or a Reportable Fund

The following accounts must be pre-cleared by the Legal, Compliance and Risk Department initially:
●	Private Placements (Private Investment Funds, Hedge Fund, Private Equity, Limited Offerings)
●	Investment Clubs

The following accounts do not need to be held at an Approved Broker and do not need to be pre-cleared or reported on the annual holdings report:
●	Open-End Mutual Fund Accounts held directly with an unaffiliated Fund (for Non-Reportable Funds only)
●	Employee & Immediate Family’s 401(k) if unable to buy or sell Reportable Securities requiring pre-clearance
●	529 Plans

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Appendix 4 - Reportable Securities

Unlike Managed Accounts, Personal Accounts generally require employees to pre-clear transactions by submitting PTRs through MCO.  See Section VII C. “Personal Trading Requirements and Restrictions”.

Pre-clearance Required for Personal Trading
All Access Personnel must obtain pre-clearance via MCO for the following securities, prior to affecting the transaction in Personal Accounts:
●	Below investment grade Fixed Income securities
●	Bonds (including Convertible, Corporate, High-Yield, and Municipal Bonds)
●	Closed-End Funds
●	Equities in non-managed Personal Accounts
●	Exchange-Traded Funds (ETF)
●	Exchange-Traded Notes (ETN)
●	Fannie Mae & Freddie Mac mortgage-related securities
●	Fixed Income Securities (including Trust & Traditional Preferred)
●	Mutual funds which Victory advises or sub-advises (Affiliated Funds)
●	Initial Public Offerings (IPOs), with the prior approval of the CCO or his or her designee
●	Private Placements (see Personal Trading Requirements and Restrictions)
●	Securities Gifted or Donated by an Access Person
●	Unit Investment Trusts
●	Victory Fund trades that are significant (see Personal Trading Requirements and Restrictions)
●	Victory Proprietary Account investments (see definition of “Proprietary Account”)

Pre-clearance Not Required for Personal Trading
For certain accounts and security types, pre-clearance is not necessary. Generally, these transactions do not need to be pre-cleared because the transactions are passive, or they are made in accounts in which the Employee or Access Person has no direct or indirect influence or control.  A PTR is not required for the following transactions:
●	All securities in Managed Accounts
●	Automatic payroll deduction plans or programs such as 401(k) plans
●	Bankers’ acceptances, bank certificates of deposit, commercial paper
●	Corporate action transactions (e.g., stock splits, rights offerings, mergers and acquisitions)
●	Direct obligations of the US Government
●	Dividend Reinvestment Plans investments or dividend transactions
●	High quality short-term debt instruments, including repurchase agreements
●	Open-End Mutual Funds not advised or sub-advised by Victory
●	Money Market Funds
●	Periodic Investment Plans (PIP) investments
●	Qualified Tuition Program (“529 Plan”) investments
●	Securities Gifted or Donated to Access Person
●	Security Lending transaction
●	Victory Capital Holdings, Inc. (“VCH”) transactions
●	Victory Funds trades under $1 million or under 1% (see the definition of Significant Transactions)

Prohibited from Personal Trading
Access Personnel may NOT short-sell securities (see the definition of Short-Selling) or trade in the following securities in Personal Accounts:
● Commodities ● Currencies ● Futures ● Options

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